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November 3, 2011
VIA EDGAR
Tom Kluck, Legal Branch Chief
Adam F. Turk, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment & Management Co.
AIMCO Properties, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 2, 2011
File No.: 333-175848

Gentlemen:
               On behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P. (“Aimco OP”), we are submitting this letter in response to your letter to John Bezzant, dated September 14, 2011, regarding the Registration Statement on Form S-4 (the “Form S-4”) referenced above. For your convenience, your comments are set forth below, followed by our responses.
Exhibit 8.2
1.	We note that your tax opinion states that the information under the caption “Material United States Federal Income Tax Considerations” is a fair and accurate summary under current law. Please revise your opinion to opine upon the material tax consequences of the merger. Also include an opinion from counsel as to Aimco Properties, L.P.’s status as a limited partnership. In the alternative, please revise your disclosure on page 71 to identify the section as the opinion of counsel.

Messrs. Tom Kluck and Adam F. Turk
Securities and Exchange Commission
November 3, 2011

          Response: The tax opinion has been revised as requested so as to opine upon the material tax consequences of the merger. Further, an additional tax opinion regarding Aimco OP’s status as a partnership for U.S. federal income tax purposes has been filed with the Form S-4 as requested.
2.	We note that counsel has limited the use of the tax opinion to the addressee and has stated that it may not be relied upon by anyone else without prior written consent. Please note that investors must be able to use and rely upon the tax opinion in making an investment decision about your securities. Please have counsel revise its tax opinion to remove statements which imply that investors may not rely upon the opinion.
          Response: The tax opinion has been revised as requested.
*          *          *          *
               If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5567.

Respectfully yours,
/s/ Nicolai Schwarz-Gondek
Nicolai Schwarz-Gondek

cc:	John Bezzant, Executive Vice President
     Apartment Investment and Management Company
Trent Johnson, Vice President and Assistant General Counsel
     Apartment Investment and Management Company
Paul Nozick, Esq.
     Alston & Bird LLP
Robert Mintz, Esq.
     Hogan Lovells US LLP